

December 5, 2014

<u>Via E-mail</u>
Mr. Benoit Fouilland
Chief Financial Officer
Criteo S.A.
32 rue Blanche
75009 Paris, France

> **Re:** **Criteo S.A.**
> **Form 20-F for the Year Ended December 31, 2013**
> **Filed March 6, 2014**
> **File No. 001-36153**

Dear Mr. Fouilland:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Advertiser and Publisher Platforms, page 53

1.   Please tell us how you are accounting for the revenue from your PuMP platform. Refer to your basis in the accounting literature.

Results of Operations

Revenue, 2013 Compared to 2012, page 72

2.   Please discuss the change in revenue attributable to price and/or volume.

3.   Please describe and quantify how arrangements with your clients and publishers contributed to your revenue growth, including but not limited to the Asia-Pacific region.

Revenue, page 72
Cost of Revenue, page 72

4.   Please expand your disclosure to describe to what extent revenue growth and the related increase in cost of revenue were impacted by mobile advertising. We note your disclosure on page 49.

5.   Addressing your access to inventory and your arrangements with publishers, please further discuss why your traffic acquisition costs have generally increased as a percentage of revenues.

Note 3- Principles and Accounting Methods

Revenue Recognition, page F-16

6.   It appears your current product and service offerings include demand side, supply side, and advertising exchange platforms. Please tell us the nature of each of your product and service offerings and the related revenue recognition policy for each individual offering. Include in your response the specific deliverable(s) in the offering, the related pricing model, and your performance obligations for such deliverable(s). In addition, tell us the specific factors you considered in concluding that your offerings should be recognized on a gross or net basis under IAS 18 including paragraph 21 of the IAS 18 Illustrative Examples. In this regard, we note the following:
- your discussion of your automated advertising campaign dashboard on page 53;
- the ability of your clients to cancel their insertion orders upon short notice and without penalty and adjust their cost per click above a determined floor price in real time as disclosed on page 55; and
- your ability to cancel your arrangements with publishers upon short notice and without penalty and your commitment to purchase a defined volume of impressions to the extent that a pre-determined click through rate is reached as disclosed on page 62.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director

cc: Via E-Mail
        Nicole Kelsey
        Criteo S.A.

        Nicole Brookshire
        Cooley LLP